Tax Jat • DOUBLE-DIGIT USD GROWTH • ROBUST OPERATIONAL EXECUTION • CONFIRMING FULL YEAR GUIDANCE SECOND QUARTER 2024 TRADING UPDATE

Trading update Q2 2024 2 LEVERAGE Net debt excl. leases to EBITDA* 1.59x NET DEBT EXCLUDING LEASES USD 2.2 billion Note: Total cash and cash equivalents does not include USD 140 million relating to banking operations in Pakistan; VEON also holds long-term sovereign bonds of USD 258 million as of 30 June 2024. * Denotes last-twelve-months (LTM) EBITDA USD 181 million CAPEX +5.8% YoY LTM capex intensity 18.0% EQUITY FREE CASHFLOW +225.4% YoY USD 77 million USD 1,026 million TOTAL REVENUE +12.1% YoY +15.1% YoY in local currency TOTAL CASH AND CASH EQUIVALENTS USD 375 million at HQ USD 722 million 4G USERS +11.2% YoY 62.5% penetration 98 million TOTAL DIGITAL MONTHLY ACTIVE USERS +47.3% YoY Across all VEON digital services and platforms GROSS DEBT USD 1.2 billion lower YoY USD 4.0 billion MULTIPLAY AND DOUBLEPLAY 4G REVENUES +15.8% YoY +19.6% YoY in local currency USD 525 million DIRECT DIGITAL REVENUES +83.3% YoY +81.4% YoY in local currency USD 108 million 111 million 2Q 2024 HIGHLIGHTS EBITDA +10.6% YoY +13.9% YoY in local currency USD 459 million

Trading update
Q2 2024

Amsterdam, 8 August 2024 7:00AM CEST – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces selected financial and operating results for the second quarter and six months ended 30 June 2024.

In 2Q24, VEON continued to report growth in revenues in reported currency terms with double digit local and reported currency top-line growth. Total revenues reached USD 1,026 million, an increase of 12.1% YoY in reported currency (+15.1% YoY in local currency). Service revenues amounted to USD 987 million, an increase of 11.3% YoY in reported currency (+14.5% YoY in local currency), and EBITDA of USD 459 million represented a 10.6% YoY increase in reported currency terms (+13.9% YoY in local currency). Capex in 2Q24 was USD 181 million, an increase of 5.8% YoY, and reported capex intensity for the last twelve months was 18.0% (-1.6p.p. YoY). Total cash and cash equivalents as of 30 June 2024 amounted to USD 722 million (excluding USD 140 million in cash related to banking operations in Pakistan) with USD 375 million held at the headquarters ("HQ") level.

For FY 2024, VEON maintains its full-year guidance for revenue and EBITDA of 16%-18% and 18%-20% growth in local currency, respectively, supported by execution of its digital operator strategy, and for Group capex intensity of 18%-19%.

Kaan Terzioğlu commented on the results:

"With 12.1% growth in topline and 10.9% growth in EBITDA in US dollars, I am delighted to be back with a billion dollar quarter. Robust organic performance across our markets is driven by 10 million additional 4G customers, 111 million digital service users, showcasing our capability to build new businesses in financial, entertainment, healthcare, education, and enterprise services.

I am also happy to report for the first time the direct digital revenues generated through our digital financial services, entertainment services, healthcare services, advertising services and Super apps. This quarter, our direct digital revenues exceeded 10% of our total revenues growing 77% year on year.

Our digital services are not only driving more consumption, helping with retention, improving ARPU of our digital operators but they now also directly contribute to our topline growth through interest income, advertising revenues, subscription services, platform commissions, and pay-per-view revenues.

Looking ahead, I am thrilled about our continued growth trajectory as we enhance customer engagement with superior digital experiences, further bolstered by cutting-edge technologies such as artificial intelligence."

VEON Group USD, million	2Q24	2Q23	YoY Reported	YoY LCY	6M24	6M23	YoY Reported	YoY LCY
Total revenue, of which:	**1,026**	**916**	**12.1%**	**15.1%**	**1,969**	**1,800**	**9.4%**	**13.3%**
Total service revenue	987	887	11.3%	14.5%	1,890	1,743	8.5%	12.4%
Direct digital revenues	108	59	83.3%	81.4%	199	113	76.9%	80.8%
EBITDA	**459**	**415**	**10.6%**	**13.9%**	**845**	**800**	**5.6%**	**9.7%**
Capex	**181**	**171**	**5.8%**		**306**	**262**	**17.1%**	
LTM capex intensity	18.0%	19.6%	(1.6p.p.)					
Equity Free Cash Flow	**77**	**24**	**225.4%**		**190**	**129**	**46.7%**	
Cash and cash equivalents	**722**	**2,403**	**(70.0%)**					
Cash and cash equivalents at HQ level	375	1,968	(80.9%)					
Net debt	**3,237**	**2,753**	**17.6%**					
Net debt, excluding leases	2,227	1,923	15.8%					
Customers								
Mobile customers (millions)	157.4	155.8	1.0%					
Digital MAU (millions)	111.0	75.3	47.3%					
Fixed-line customers (millions)	1.8	1.8	3.4%					
Operational metrics								
4G users (millions)	98.4	88.5	11.2%					
4G user penetration	62.5%	56.8%	5.7p.p.					

Note: Cash and cash equivalents do not include amounts related to banking operations in Pakistan: USD 140 million in 2Q24 and USD 53 million in 2Q23; VEON also holds long-term USD and EUR denominated domestic Ukrainian sovereign bonds of USD 258 million as of 30 June 2024.

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2Q24 GROUP PERFORMANCE 5 KEY RECENT DEVELOPMENTS 8 LIQUIDITY AND CAPITAL STRUCTURE 10 COUNTRY PERFORMANCE 12 CONFERENCE CALL INFORMATION 18 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 19 DISCLAIMER AND NOTICE TO READERS 20 ATTACHMENTS 22 CONTENTS

2Q24 GROUP PERFORMANCE

VEON delivered 12.1% YoY reported currency growth in revenues and 15.1% YoY local currency growth in revenues in 2Q24, driven by ongoing execution of our Digital Operator strategy.

Group revenues increased by 12.1% YoY during 2Q24 in reported currency and by 15.1% YoY in local currency terms.

Pakistan and Kazakhstan achieved strong growth in both local and reported currency, while other operating companies experienced FX headwinds ranging from -6% in Bangladesh to -9% in Ukraine, and -11% in Uzbekistan. All operating companies, except Kyrgyzstan, recorded YoY growth in local currency, with three of them achieving double-digit growth in local currency.

2Q24 YoY	Reported	LCY
Total revenue	**12.1%**	**15.1%**
Ukraine	0.4%	9.5%
Pakistan	27.7%	24.2%
Kazakhstan	19.0%	18.8%
Bangladesh	(2.3%)	4.0%
Uzbekistan	1.6%	12.5%
Kyrgyzstan	(1.7%)	(0.9%)

Service revenues increased by 11.3% YoY in reported currency and rose by 14.5% YoY in local currency.

In 2Q24, direct digital revenues reached USD 108 million, growing by 83.3% YoY in reported currency, and by 81.4% YoY in local currency terms. Within the first six months of 2024, direct digital revenues reached USD 199 million, making up 10% of our total revenue.

In 2Q24, **Group EBITDA increased** 10.6% YoY in reported currency and increased by 13.9% in local currency terms, with **Group EBITDA margin** of 44.7% (-0.6 p.p. YoY). Group EBITDA YoY growth was impacted by one-off HQ costs incurred due to additional support measures for Ukraine, the appointment of a separate auditor for VEON Group's 2023 PCAOB Audit, and by lower EBITDA performance YoY in Bangladesh and Uzbekistan.

VEON operations, driven by Pakistan and Kazakhstan, accelerated top line growth to 12.1% YoY in reported currency from 6.6% in 1Q24.

In 2Q24, we reported 157.4 million mobile subscribers (+1.0% YoY). The Group's **4G user base** grew by 11.2% YoY, reaching 98.4 million, with 9.9 million 4G users added over the last 12 months. 4G users now account for 62.5% of our total subscriber base, increasing by 5.7 p.p. from a year earlier, supporting further conversion of subscribers into multiplay users who use at least one of our digital platforms and services in addition to 4G data and voice.

VEON has been actively progressing with its **Digital Operator strategy, "DO1440,"** initiated in 2021. The Company has been developing and expanding its portfolio of digital applications and services, customizing them to meet the specific needs of each market it operates in. We aim to deliver digital engagement for every minute of the day through services powered by our 4G network across our key adjacent markets, spanning areas including financial services, digital entertainment, digital health, digital learning, business-to-business solutions and industrial applications, as well as providing locally relevant digital experiences. The total number of MAUs of VEON's

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Trading update Q2 2024 6 digital services amounted to 111 million for June 2024, driving greater digital and financial inclusion. Our multiplay B2C customers (those who make use of at least one of our digital services on top of our voice and 4G data services) increased by 22.3% YoY to 34.3 million, representing 27.1% of the user base and accounting for 50.0% of VEON’s B2C revenues. Multiplay B2C customer ARPU is 3.9x higher, and churn is 1.8x lower than for voice-only B2C customers. Multiplay ARPU levels in each of our operating companies increased at rates ranging from 3.1% to 24.9% YoY in 2Q24 in local currency terms. VEON Group's digital operators leverage digital entertainment applications to cater to the growing demand for locally relevant content in their markets, ensuring it is delivered with an enhanced digital experience. These applications support not only local content creators but also increasingly provide viable avenues for advertisers who want to reach the young and digitally savvy audiences of the Group’s digital applications. Our media streaming services, including Toffee in Bangladesh and Tamasha in Pakistan, remain important drivers for growth in our multiplay customer base. Toffee had 12.3 million MAUs (+37.0% YoY), while Tamasha in Pakistan reached 18.0 million MAUs, representing a 4.2- fold YoY increase. Our digital financial services business in Pakistan, JazzCash, reported 17.7 million MAUs (+20.3% YoY) and increased its 12-month total transaction volume by 51.9% YoY. In 2Q24, Group capex was USD 181.4 million (+5.8% YoY) with capex intensity for the last twelve months of 18.0% (- 1.6 p.p. YoY). We closed the second quarter of 2024 with total cash and cash equivalents of USD 722 million (an increase from USD 632 million at March 2024), excluding banking operations in Pakistan, with USD 375 million at the HQ level (an increase from USD 259 million at March 2024). In Ukraine, the team continued to focus on keeping the country connected and committed to rebuilding Ukraine’s digital infrastructure. Nearly 100% of our radio network is operational across all territories controlled by Ukraine at the end of the quarter. Kyivstar’s revenues increased 9.5% YoY in local currency (0.4% YoY in reported currency). Kyivstar’s 4G customer base grew 7.9% YoY, with data usage rising 11.1% YoY per user. EBITDA increased by 9.8% YoY in local currency terms (+0.8% YoY in reported currency) despite ongoing operational cost pressures in 2Q24, including electricity and fuel costs, and continued charitable donations, in addition to staff support programs. In Pakistan, revenues rose 24.2% YoY in local currency (+27.7% YoY in reported currency), a strong result with an improving macroeconomic environment. Jazz grew its 4G users (+11.7% YoY), ARPU (+24.6% YoY) and data usage (+26.1% YoY) in 2Q24. EBITDA increased by 19.6% YoY in local currency terms (+23.0% YoY in reported currency). Robust growth in service revenues and EBITDA for both JazzCash and Mobilink Microfinance Bank contributed to Pakistan growth trajectory. In Kazakhstan, revenues increased 18.8% YoY in local currency terms (+19.0% YoY in reported currency due to a 6.4% depreciation of the Bangladeshi taka YoY). This was driven by the further expansion of our mobile customer base (+5.7% YoY), 4G user growth (+13.1% YoY), increased data usage (+8.2% YoY) that supported ARPU expansion (+13.7% YoY). EBITDA rose by 19.5% YoY in local currency terms (+19.8% YoY in reported currency). In Bangladesh, Banglalink’s revenues increased 4.0% YoY in local currency (-2.3% YoY in reported currency) supported by the growth of its customer base. The operator’s nationwide network expansion supported 17.8% YoY growth in 4G users. Banglalink’s subscriber base increased +5.6% YoY, while ARPU declined slightly by -1.1 YoY. In 2Q24, EBITDA for Banglalink increased by 2.7% YoY in local currency (-3.4% YoY in reported currency) which is slightly below revenue growth due to higher SIM tax, electricity tariffs, and other costs related to network expansion. In Uzbekistan, revenues increased by 12.5% YoY in local currency (+1.6% YoY in reported currency due to a 10.7% depreciation of the Uzbekistan som YoY), representing the twelfth consecutive quarter of double-digit YoY revenue growth. This was driven by higher 4G penetration, with 4G users now accounting for 74% of total customers, and robust growth in ARPU (+16.8%) and data usage (+20.8%). EBITDA decreased by 4.6% YoY in local currency (-13.8% YoY in reported currency) in 2Q24 due to continued investment in its AdTech business and a one-off reversal of a tax provision in Q2 2023. The Group’s YoY revenues and EBITDA performance year-to-date was impacted by customer retention

Trading update Q2 2024 7 measures implemented in Ukraine in 1Q24, in response to the cyberattack in December 2023 (c.USD 46 million revenue impact and c.USD 47 million EBITDA impact). Normalised for this impact, in the first six months of 2024, Group revenues and EBITDA increased by 16% YoY in local currency. As we deliver on our Digital Operator strategy targets across the Group, we confirm our guidance for 2024 local currency revenue growth of 16%-18%, and for 2024 local currency EBITDA growth of 18%-20%, on a normalised basis. VEON’s 2024 outlook for the Group’s capex intensity is in the range of 18%-19%.

Trading update Q2 2024 8 VEON Announces Intention to Delist from Euronext Amsterdam and to Initiate a Share Buyback Program for up to USD 100 million On 1 August 2024, VEON announced its intention to voluntarily delist from Euronext Amsterdam (the “Delisting”). VEON is also pleased to inform its shareholders and the investment community that it intends to initiate a buyback program for up to USD 100 million with respect to its American Depositary Shares (“ADS”) following the Delisting. VEON anticipates that the Delisting will be in the best interests of the Company as a whole, including both its current and potential investors; and would like to thank its Euronext Amsterdam investors for their support. The Company will endeavour to ensure a smooth transition for its shareholders during the Delisting process. The timing and specifics of the ADS buybacks will be determined by the Company's management and Board of Directors in due course, and will be subject to liquidity considerations, market conditions, applicable legal requirements, and other factors. VEON Publishes 2023 Integrated Annual Report On 29 July 2024, VEON published its 2023 Integrated Annual Report, showcasing the company’s performance across financial, social, environmental and governance metrics. VEON’s Jazz Secures Pakistan’s Largest Long-Term Private Sector Syndicated Credit Facility of up to PKR 75 billion On 22 July, VEON announced that Jazz, its digital operator in Pakistan, signed in May 2024 the country’s largest long- term private sector syndicated credit facility of up to PKR 75 billion (c. USD 270 million). This 10-year financing arrangement will power Jazz’s growth ambitions as the country’s leading provider of 4G connectivity and digital services to millions of consumers and enterprises. VEON Granted Extension by Nasdaq for 20-F Filing On 9 July 2024, VEON confirmed that the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) accepted the Company’s plan submitted on 29 May 2024 to regain compliance in connection with the delayed filing of its Annual Report on Form 20-F for the year ended 31 December 2023 (“2023 20-F”). Nasdaq has granted the Company an exception, enabling it to regain compliance with the Nasdaq Listing Rule 5250(c)(1) (the “Rule”) by filing its 2023 20-F on or before 11 November 2024. VEON aims to be fully compliant with the Rule in the fourth quarter of 2024. Completion of VEON Holdings notes consent process and settlement of deferred consideration On 9 July 2024, VEON announced that on 28 June 2024 VEON Holdings amended the original VEON Holdings B.V. notes due April 2025, June 2025 and November 2027 (collectively, the “Original Notes”) following receipt of a licence from U.S. Treasury’s Office of Foreign Assets Control (OFAC). VEON Holdings will no longer be required to make principal or interest (including any accrued interest) payments under the Original Notes. As such, the Original Notes are effectively economically cancelled. In May and June 2024, VEON Holdings B.V. issued new April 2025, June 2025 and November 2027 notes to eligible investors who participated in the consent solicitation or the subsequent exchange. In the same announcement, VEON also confirmed that it settled the residual deferred consideration related to the disposal of PJSC VimpelCom. VEON Holdings also executed the early redemption of its September 2025 and September 2026 notes in full on 18 June 2024. With these amendments, VEON now successfully concluded the consent solicitation process launched in April 2024. KEY RECENT DEVELOPMENTS IGHLIGHTS:

Trading update Q2 2024 9 VEON and Kyivstar increase Ukraine investment commitment to USD 1 billion, attend Ukraine Recovery Conference in Berlin On 10 June 2024, VEON announced that through its 100%- owned subsidiary Kyivstar, it plans to increase its commitment to rebuild Ukraine’s digital infrastructure to USD 1 billion over the five-year period from 2023 through 2027. This is an increase from the previously announced USD 600 million investment commitment for the three- year period from 2024 to 2026. The commitment will fund investments into network and digital services, including potential acquisitions or the development of new assets, social contributions and partnerships. VEON Capital Markets Day 2024: Mid-Term Ambition to Accelerate Local Currency Topline Growth to 16%- 19% CAGR On 6 June 2024, VEON held its Capital Markets Day (“CMD 2024”), sharing its medium-term financial and operational ambitions, as well as its growth strategy through 2027. In the CMD 2024 materials, the Group disclosed the following key ambitions through 2027: • Medium-term revenue growth at a compound annual growth rate (“CAGR”) from 2023 to 2027 of 16%-19% in local currency. • Medium-term EBITDA growth with a CAGR from 2023 to 2027 of 19%-22% in local currency. • EBITDA margin expansion by 3 percentage points by 2027. • USD 900 million to 1.0 billion in equity free cashflow (“EFCF”) by 2027. • Focusing on its DO1440 and AI1440 strategy, increasing the share of multiplay customers to 50% by the end of 2027 and capturing greater wallet share through expansion in adjacent verticals. The Group’s medium-term ambitions also include decreasing leverage; increasing the share of localized debt, with the share of USD and EUR-denominated debt decreasing to below 50%. The Group aims to maintain a leverage ratio below 1.5x (excluding leases) and extend the average tenor of its debt from 3.4 years in Q1 2024 to over 4 years by 2027. These medium-term ambitions are based on FX and inflation rate assumptions effective at the moment of announcement. 2024 Annual General Meeting of Shareholders of VEON Ltd On 31 May 2024, VEON held its 2024 Annual General Meeting of Shareholders, during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board of Directors (the “Board”). VEON welcomed former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who are serving alongside the incumbent directors Augie K Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu on the Board. Following the 2024 AGM, the new Board held its inaugural meeting, and elected VEON’s founder and Chairman Emeritus Augie K Fabela II as the chairman of the Board. VEON appoints UHY LLP as auditors for VEON Group’s 2023 PCAOB Audit On 28 May 2024, VEON announced that it appointed UHY LLP as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States). VEON Progresses with Asset-Light Strategy, Reaches Agreement to Sell Stake in TNS+ in Kazakhstan On 28 May 2024, VEON announced that it signed an agreement for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider TNS Plus LLP (TNS+) to its JV partner, the DAR group of companies. The total consideration for the sale is USD 137.5 million. The closing of the transaction is subject to customary regulatory approvals in Kazakhstan.

LIQUIDITY AND CAPITAL STRUCTURE

KEY DATA

USD million	30 Jun 2024	31 Mar 2024	QoQ	30 Jun 2023	YoY
Cash and cash equivalents	**722**	**632**	**14.2%**	**2,403**	**(70.0%)**
Marketable securities	258	215	20.0%		
Gross debt, of which	**3,961**	**3,699**	**7.1%**	**5,161**	**(23.3%)**
Bonds and loans - principal	2,774	2,586	7.3%	4,324	(35.8%)
Lease liabilities - principal	1,011	1,024	(1.3%)	838	20.7%
Long-term accounts payable and other	176	89	97.8%		
Net debt	**3,237**	**3,064**	**5.7%**	**2,753**	**17.6%**
Net debt / LTM EBITDA	1.95x	1.90x		1.68x	
Net debt excluding leases	**2,227**	**2,040**	**9.1%**	**1,923**	**15.8%**
Net debt excluding leases / LTM EBITDA	1.59x	1.49x		1.34x	

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Cash and cash equivalents exclude amounts relating to banking operations in Pakistan: USD 140 million in 2Q24, USD 200 million in 1Q24 and USD 53 million in 2Q23. Long-term accounts payable relate to arrangements with vendors for financing network equipment.

Total cash and cash equivalents increased in the second quarter to approximately USD 722 million compared to Q1 2024. Of this, USD 375 million in cash and cash equivalents is held by VEON's HQ in Amsterdam and 99% of HQ cash is denominated in US dollars and euro. The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks. During the first six months of 2024, operating companies upstreamed USD 280 million in dividends (after withholding tax).

In addition to the USD 722 million in cash and cash equivalents, VEON also holds USD and EUR denominated domestic Ukrainian sovereign bonds of USD 258 million (classified as investments) as of 30 June 2024 with tenors greater than 3 months.

Gross debt increased to USD 4 billion in the second quarter of 2024 from USD 3.7 billion in 1Q24. The increase in gross debt was primarily due to the introduction of new bank loans and bonds in Pakistan and Bangladesh of USD 268 million and USD 51 million respectively, partially offset by early bond redemptions at HQ to the value of USD 53 million.

Lease liabilities decreased to USD 1,011 million at the end of 2Q24 from 1,024 million in 1Q24, which was primarily impacted by the currency depreciation in Ukraine, Kazakhstan, Bangladesh and Uzbekistan.

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Trading update Q2 2024 11 Net debt increased to USD 3.2 billion at the end of 2Q24 and Net debt excluding leases increased to USD 2.2 billion due to higher new borrowings compared to the net cash added to the cash balance during the quarter. This resulted in increased net debt/EBITDA and net debt excluding leases/EBITDA ratios of 1.95x and 1.59x, respectively. Debt maturities at HQ level, USD million equivalent, million Year Debt at HQ level (Bonds) 2024 - 2025 602 Beyond 2025 1,083 Note: the amounts exclude accrued interest costs. VEON HQ does not have any material debt maturities until April 2025.

Trading update Q2 2024 12 KEY FIGURES BY COUNTRIES USD million 2Q24 2Q23 YoY reported YoY LCY 6M24 6M23 YoY reported YoY LCY Total revenue 1,026 916 12.1% 15.1% 1,969 1,800 9.4% 13.3% Ukraine 236 235 0.4% 9.5% 424 464 (8.6%) (2.1%) Pakistan 347 271 27.7% 24.2% 668 541 23.5% 26.4% Kazakhstan 224 188 19.0% 18.8% 438 363 20.8% 20.0% Bangladesh 141 144 (2.3%) 4.0% 282 282 (0.3%) 4.8% Uzbekistan 67 66 1.6% 12.5% 133 129 3.2% 13.9% Kyrgyzstan 13 14 (1.7%) (0.9%) 27 26 4.3% 6.3% HQ and eliminations (2) (2) 30.4% (3) (5) 30.9% Service revenue 987 887 11.3% 14.5% 1,890 1,743 8.5% 12.4% Ukraine 234 234 0.1% 9.1% 419 461 (9.0%) (2.6%) Pakistan 318 252 26.2% 22.8% 610 502 21.3% 24.2% Kazakhstan 217 182 19.1% 18.9% 426 351 21.2% 20.5% Bangladesh 139 142 (1.7%) 4.6% 279 278 0.3% 5.4% Uzbekistan 66 66 1.4% 12.2% 133 129 3.0% 13.6% Kyrgyzstan 13 14 (1.9%) (1.1%) 27 26 4.0% 6.0% HQ and eliminations (2) (2) 33.5% (3) (5) 29.0% EBITDA 459 415 10.6% 13.9% 845 800 5.6% 9.7% Ukraine 140 139 0.8% 9.8% 235 274 (14.2%) (7.9%) Pakistan 158 128 23.0% 19.6% 301 250 20.5% 23.1% Kazakhstan 125 104 19.8% 19.5% 243 196 24.1% 23.4% Bangladesh 52 54 (3.4%) 2.7% 96 105 (7.9%) (3.1%) Uzbekistan 24 27 (13.8%) (4.6%) 48 56 (13.6%) (4.7%) Kyrgyzstan 4 5 (19.6%) (18.9%) 9 10 (7.8%) (6.0%) HQ and eliminations (44) (43) (1.3%) (88) (89) 1.9% EBITDA margin 44.7% 45.3% (0.6p.p.) 42.9% 44.5% (1.5p.p.) COUNTRY PERFORMANCE

Trading update
Q2 2024

UKRAINE

Proven resilience and return to strong growth, a USD 1.0 billion commitment to investing in Ukraine's digital future

UAH million	2Q24	2Q23	YoY	6M24	6M23	YoY
Total revenue	**9,425**	**8,609**	**9.5%**	**16,594**	**16,956**	**(2.1%)**
Service revenue	9,328	8,549	9.1%	16,408	16,843	(2.6%)
EBITDA	**5,585**	**5,085**	**9.8%**	**9,212**	**10,006**	**(7.9%)**
EBITDA margin	59.3%	59.1%	0.2p.p.	55.5%	59.0%	(3.5p.p.)
Capex	2,276	1,395	63.1%	3,348	2,176	53.9%
Capex intensity	22.7%	19.6%	3.0p.p.			
Customers						
Mobile (mln)	23.4	24.1	(2.8%)			
Digital MAU (mln)	8.8	6.5	36.1%			
Broadband (mln)	1.1	1.1	2.1%			
Mobile metrics						
Total operating revenue	8,766	8,066	8.7%	15,427	15,897	(3.0%)
Service revenue	8,766	8,066	8.7%	15,427	15,897	(3.0%)
Data revenue	5,184	4,679	10.8%	9,059	9,150	(1.0%)
Data users (mln)	16.9	16.8	1.0%			
4G users (mln)	14.1	13.1	7.9%			
4G Penetration	60.3%	54.3%	6.0p.p.			
ARPU (UAH)	123	110	11.5%			
MOU (min)	540	565	(4.5%)			
Data usage (GB/user)	11.0	9.9	11.1%			
Fixed-line metrics						
Total operating revenue	562	483	16.4%	981	946	3.7%
Service revenue	562	483	16.4%	981	946	3.7%

Kyivstar's revenues and EBITDA in the second quarter of 2024 saw healthy growth despite all the challenges including energy blackouts, ensuring business resilience and continuity. Kyivstar supports Ukraine's recovery and reconstruction to meet the vital connectivity needs of the country and serve the population with digital capabilities, to futureproofing our network with OpenRAN partnerships.

In 2Q24, total **revenues** increased by 9.5% YoY, with service revenues higher by 9.1% YoY, due to an expansion in ARPU (+11.5%), this growth was bolstered by an uptick in 4G penetration and an increase in customers opting for Kyivstar's data and digital offerings resulting in higher mobile data consumption.

EBITDA saw a YoY increase of 9.8%, resulting in an EBITDA margin of 59.3% for the second quarter of 2024. This improvement was primarily due to higher mobile data revenues supported by the diligent implementation of cost control measures. Concurrently, Kyivstar has maintained its commitment to supporting its workforce and local communities through a range of programs, including staff support, and recovery and de-mining initiatives in Ukraine.

Kyivstar's **4G user base** reached 14.1 million (+7.9% YoY), and now accounts for 60.3% of the total customer base (+6.0 p.p. YoY). The growth in 4G users, together with new value propositions, supported 11.1% YoY growth in data consumption.

Kyivstar's mobile subscriber base was down 2.8% YoY as the number of Ukrainians living outside of Ukraine continues to impact the subscriber base. During 2Q24, Kyivstar recovered after the cyber-attack in December 2023 – subscriber base is back to the pre-attack level due to the successful execution of a special customer retention program.

With an enhanced focus on VEON's **DO1440** strategy, Kyivstar supported access to key services including digital healthcare, information and entertainment services. Kyivstar's **multiplay customers** increased by 53.0% YoY and generated growth of 58.9% YoY in multiplay revenues.

Helsi Ukraine, the country's largest digital healthcare platform, continues to power digital medicine in Ukraine, with about 28 million registered patients (+11.1% YoY) having access to c.1,600 active healthcare institutions and more than 38,000 specialists active on the platform (+12.5% YoY). Helsi mobile app downloads reached 8.2 million at the end of the quarter, helping our clients to book 2.3 million appointments through the platform during the reporting period (+27.7% YoY).

The media streaming service, **Kyivstar TV** closed the quarter with a 51.7% YoY increase in MAU's. Kyivstar TV made significant strides by exclusively adding Amazon movies and TV series with Ukrainian dubbing to platform, and started exclusively broadcasting wrestling in Ukraine. Platform's features such as content downloading, multi-profile and personalized viewing recommendations are gaining popularity, significantly enhancing user experience and engagement.

In 2Q24, **capex** was 63.1% higher YoY (LTM capex intensity +3.0p.p. YoY) due to additional investment into resilient connectivity for Ukraine and further 4G development. Kyivstar has already deployed over 2,300 generators and 115,000 four-hour duration batteries at base stations to provide backup power during blackouts and plans to deploy an additional 848 industrial generators and 61,766 batteries to enable service continuity during the extended blackouts caused by attacks on Ukraine's energy infrastructure. In line with its "4G everywhere" strategy, Kyivstar installed over 320 4G base stations in 2Q24.

Kyivstar maintained nearly 100% operational uptime of its radio network across all territories controlled by Ukraine at the end of June 2024.

On June 2024, while attending the Ukraine Recovery Conference in Berlin, VEON and Kyivstar increased its Ukraine investment commitment from the previously announced USD 600 million investment commitment for the three-year period from 2023 to 2026 to USD 1 billion from 2023 through 2027.

13

Trading update
Q2 2024

VEON

PAKISTAN

Revenue and EBITDA YoY growth in twenties

PKR million	2Q24	2Q23	YoY	6M24	6M23	YoY
Total revenue	**96,450**	**77,629**	**24.2%**	**186,120**	**147,291**	**26.4%**
Service revenue	88,592	72,168	22.8%	169,987	136,917	24.2%
EBITDA	**43,873**	**36,668**	**19.6%**	**83,894**	**68,147**	**23.1%**
EBITDA margin	45.5%	47.2%	(1.7p.p.)	45.1%	46.3%	(1.2p.p.)
Capex	14,483	10,173	42.4%	19,800	13,842	43.0%
Capex intensity	12.2%	14.1%	(1.9p.p.)			
Customers						
Mobile (mln)	71.4	71.2	0.2%			
Digital MAU (mln)	63.3	39.0	62.2%			
Mobile metrics						
Total operating revenue	94,648	76,281	24.1%	182,598	144,829	26.1%
Service revenue	86,790	70,820	22.6%	166,465	134,455	23.8%
Data revenue	39,692	31,032	27.9%	76,763	59,634	28.7%
Data users (mln)	55.7	53.3	4.4%			
4G users (mln)	47.3	42.4	11.7%			
4G penetration	66.3%	59.5%	6.8p.p.			
ARPU (PKR)	402	323	24.6%			
MOU (min)	467	443	5.5%			
Data usage (GB/user)	7.4	5.9	26.1%			

With a robust portfolio of digital offerings and double-digit growth in multiplay customers, Jazz delivered another quarter of strong local currency revenue growth supported by JazzCash and MMBL's outstanding performance.

In 2Q24, total **revenues** rose by 24.2% YoY reflecting strong growth in 4G users and disciplined fair value pricing as ARPU grew 24.6% YoY. Jazz's fintech offerings stood out in this quarter, with robust growth in service revenues for both JazzCash (+83.1% YoY) and Mobilink Microfinance Bank (+73.7% YoY).

EBITDA rose by 19.6% year-over-year, **representing a sixth consecutive quarter where revenue growth has consistently met or exceeded 20% and EBITDA growth has surpassed 19%.**

JazzCash and Mobilink Microfinance Bank saw further EBITDA margin expansion. JazzCash grew EBITDA from PKR 485 million in 2Q23 to PKR 1.9 billion in 2Q24, Mobilink Microfinance Bank generated PKR 4.0 billion in EBITDA, representing 132% growth YoY.

In 2Q24, the **4G user base** reached 47.3 million, a YoY increase of 11.7%, with 4G penetration of 66.3% (+6.8 p.p.). Jazz reported 71.4 million mobile subscribers (+0.2% YoY) as the team continues focusing on driving top-line growth, expanding ARPU and retaining more valuable customers.

With the continued execution of its **DO1440** strategy Jazz's strong portfolio of digital services continues to scale. Jazz recorded 27.9% YoY growth in **multiplay B2C customers** who benefit from digital services such as JazzCash, the self-care app JazzWorld and the entertainment platform Tamasha.

In 2Q24, multiplay customers accounted for 29.4% of the monthly active consumer base. With 3.2x the ARPU of voice-only users, Jazz's multiplay customers generated 56.9% of the operator's revenues in the B2C segment (+11.0 p.p. YoY).

In 2Q24, **JazzCash** was the largest domestic fintech platform and the most popular mobile fintech application in Pakistan. As the leader in NPS scores, JazzCash is honoured to be the people's choice for fintech services.

JazzCash had 17.7 million MAUs and issued over 100,000 digital loans to its customers daily (+73.6% YoY) during 2Q24. Total revenue grew 75.6% YoY driven by LTM Gross Transaction Value of PKR 7.4 trillion in 2Q24, a 51.9% YoY increase as well as 107.6% YoY increase in revenue from digital lending. This was supported by continued expansion of its retail distribution network, reaching nearly 270,000 active merchants (+39.5% YoY) and by healthy growth of its agent base with over120,000 active agents by the end of 2Q24 (+2.3% YoY).

The self-care app **Simosa** (formerly JazzWorld) saw MAUs increase by 22.9% YoY, reaching 15.2 million at the end of 2Q24. Simosa continues to enrich the daily lives of its customers, fulfilling their needs from telecommunications to lifestyle services. Monthly, over 8.3 million users access lifestyle features, podcasts, horoscopes, games, financial updates and more – all in one app.

In 2Q24, **Tamasha** reached 18.0 million MAUs (4.2x more YoY), and average daily active users rose 5.5x YoY to 2.9 million at the end of the quarter. Tamasha revenue increased 7.7x YoY driven by AdTech revenues during the ICC cricket matches in the quarter. Tamasha will digitally broadcasts the ICC Men's T20 World Cup 2024, ICC Champions Trophy 2025, ICC Men's Test Championship, and all Women ICC events throughout 2024 and 2025.

Two of Jazz's premier digital platforms were recognized at the prestigious Pakistan Digital Awards 2024: Tamasha, winning the Best Online Streaming Platform award for the second year in a row, and Simosa, receiving the Best Consumer Mobile Service award.

Capex was PKR 14.5 billion in 2Q24 (+42.4% YoY) as Jazz continues to expand and upgrade its 4G network and increased investment into certain digital products. LTM capex intensity for Jazz is 12.2% (-1.9 p.p. YoY).

14

Trading update
Q2 2024

KAZAKHSTAN

High double-digit revenue and EBITDA growth, expanding digital portfolio and gaining market share

KZT million	2Q24	2Q23	YoY	6M24	6M23	YoY
Total revenue	**100,315**	**84,452**	**18.8%**	**196,712**	**163,869**	**20.0%**
Service revenue	97,202	81,780	18.9%	191,198	158,727	20.5%
EBITDA	**55,956**	**46,820**	**19.5%**	**109,250**	**88,522**	**23.4%**
EBITDA margin	55.8%	55.4%	0.3p.p.	55.5%	54.0%	1.5p.p.
Capex	13,850	11,625	19.1%	22,493	18,769	19.8%
Capex intensity	20.6%	18.9%	1.7p.p.	11.4%	11.5%	
Customers						
Mobile (mln)	11.4	10.8	5.7%			
Digital MAU (mln)	11.6	7.8	47.6%			
Broadband (mln)	0.7	0.7	5.6%			
Mobile metrics						
Total operating revenue	81,675	67,863	20.4%	159,470	131,089	21.7%
Service revenue	78,583	65,209	20.5%	153,992	125,977	22.2%
Data revenue	51,148	40,484	26.3%	101,105	77,500	30.5%
Data users (mln)	9.9	8.9	10.3%			
4G users (mln)	8.7	7.7	13.1%			
4G penetration	76.0%	71.0%	4.9p.p.			
ARPU (KZT)	2,308	2,030	13.7%			
MOU (min)	222	248	(10.6%)			
Data usage (GB/user)	18.2	16.8	8.2%			
Fixed-line metrics						
Total operating revenue	18,640	16,590	12.4%	37,243	32,780	13.6%
Service revenue	18,620	16,570	12.4%	37,206	32,750	13.6%

Beeline Kazakhstan continued to gain market share in 2Q24, with nearly 19% YoY growth in revenues and 19.5% YoY growth in EBITDA. Beeline Kazakhstan has 76% 4G penetration in 2Q24 and Multiplay customers rose 9.1% YoY.

In 2Q24, total **revenues** rose by 18.8% YoY, while service revenues increased by 18.9% YoY, driven by growth in the mobile data consumption as well as new digital offerings.

EBITDA increased by 19.5% YoY in 2Q24, as higher ARPU, a growing customer base and rising consumption of data and digital services supported solid topline YoY growth.

Beeline Kazakhstan expanded its **4G user base** to 8.7 million, up 13.1% YoY at the end of 2Q24, and reached 76.0% 4G penetration of the total customer base.

Beeline Kazakhstan continued to expand its digital portfolio in line with the **DO1440** strategy. **Multiplay customers** who used services such as IZI, Simply, My Beeline, Hitter and BeeTV reached nearly 3.8 million, up 9.1% YoY. With higher ARPU and lower churn, these customers contributed 64.8% of the revenues in the B2C segment.

The **MyBeeline** self-care platform increased its MAUs by 12.7% YoY, reaching 4.6 million MAUs.

The **BeeTV** multiplatform entertainment service reached over 0.9 million MAUs (+25.3% YoY), with 74.7% of customers using the mobile version of the service. In 2023, BeeTV acquired broadcasting rights for 125 games of UEFA Champions League 2023/24, with 24 games aired exclusively on BeeTV. The 2023/24 UEFA Champions League group stage began on 19 September 2023 and ended on 1 June 2024.

Beeline Kazakhstan's sub-brand **IZI** continued to deliver strong growth with MAUs of the IZI app increasing 51.6% YoY to 573,000. At the end of 2Q24, IZI recorded ,287,000 monthly active subscribers using IZI SIM card, a 50.2% increase YoY. Total ARPU of IZI platform users increased by 4314.82 YoY on the back of its expanded value proposition as the platform offers a variety of unique and new content and actively promotes Kazakh celebrities.

Simply, Kazakhstan's first domestic mobile online-only neobank, saw a 6.5x YoY increase in MAUs, which reached 1.7 million at the end of 2Q24. This growth was driven by the ecosystem cashback program initiated by Beeline Kazakhstan, with "Simply bonuses" serving as the key integrated pillar of ecosystem development.

Capex was KZT 13.9 billion during the quarter, representing a LTM capex intensity of 20.6%. Capex budgets continue to be allocated to the 250+ project, which focuses on expanding the 4G network and connecting remote and rural areas.

15

Trading update
Q2 2024

VEON

BANGLADESH

Continuing growth in a challenging environment

BDT million	2Q24	2Q23	YoY	6M24	6M23	YoY
Total revenue	**16,031**	**15,409**	**4.0%**	**31,468**	**30,028**	**4.8%**
Service revenue	15,863	15,166	4.6%	31,139	29,548	5.4%
EBITDA	**5,974**	**5,817**	**2.7%**	**10,783**	**11,122**	**(3.1%)**
EBITDA margin	37.3%	37.8%	(0.5p.p.)	34.3%	37.0%	(2.8p.p.)
Capex	2,356	3,981	(40.8%)	3,911	7,119	(45.1%)
Capex intensity	12.8%	27.9%	(15.1p.p.)			
Customers						
Mobile (mln)	41.3	39.1	5.6%			
Digital MAU (mln)	20.8	15.9	30.8%			
Mobile metrics						
Total operating revenue	16,031	15,409	4.0%	31,468	30,028	4.8%
Service revenue	15,863	15,166	4.6%	31,139	29,548	5.4%
Data revenue	5,307	5,422	(2.1%)	10,542	10,351	1.9%
Data users (mln)	27.2	25.7	5.6%			
4G users (mln)	21.3	18.1	17.8%			
4G penetration	51.5%	46.2%	5.4p.p.			
ARPU (BDT)	128	130	(1.1%)			
MOU (min)	181	201	(10.2%)			
Data usage (GB/user)	4.3	5.5	(21.4%)			

Banglalink revenues grew 4.0% YoY, with a 4.6% YoY increase in service revenue in 2Q24, supported by a growing customer base.

In 2Q24, total revenues increased by 4.0% YoY and service revenue grew by 4.6% YoY. This performance was driven by expansion in the customer base (+5.6% YoY) offset by slightly declined ARPU (-1.1% YoY). The relatively lower YoY growth was due to a decrease in voice and data consumption, particularly due to the cyclone that occurred in May, as well as the discontinuation of 3G service.

EBITDA grew by 2.7% YoY in 2Q24 which is slightly below revenue growth due to higher SIM tax, electricity tariffs and other costs related to network expansion.

Benefiting from its nationwide 4G network expansion, Banglalink increased its customer base in 2Q24, recording 17.8% growth in its **4G user base**, which reached 21.3 million at the end of the quarter. This corresponds to 51.5% 4G penetration, a 5.4 p.p. YoY increase, and remains a key enabler of Banglalink's future growth plans.

Higher 4G penetration supported the effective implementation of Banglalink's **DO1440** strategy. The **multiplay customer base** declined by 7.1% YoY, whilst multiplay B2C revenues grew by 6.7% YoY and reached 33.7% of B2C revenues during 2Q24.

Banglalink has a proven track record of developing digital services that enable digital inclusion in areas such as digital health, education and entertainment.

Banglalink's **Toffee** is the country's leading entertainment application and OTT platform with audio and video streaming services accessible to users of all mobile operators in Bangladesh. In 2Q24, Toffee had 12.3 million MAUs (37.0% YoY). As Banglalink secured the exclusive rights to the nation-wide streaming of ICC world events until the end of 2025, Toffee streamed the action live and accumulated over 42 million views during the ICC T20 World Cup. Consumers with paid subscription watched games for a total 434 million minutes. Banglalink also booked AdTech revenues by engaging with over 50 advertisers in Bangladesh, supported a 30-fold YoY growth in Toffee's total revenues of BDT 250 million in 2Q24.

Banglalink's **MyBanglalink** ("MyBL"), a pioneering telecommunications super app, is now the number 1 app in the lifestyle category on the Google Play Store. The super app caters to a MAU base of 8.1 million at the end of the quarter (+17.3% YoY). MyBL is Bangladesh's premier digital health services aggregator, and provides an extensive range of services including: music, gaming, education, ticket bookings, and seamless utility bill payments. There are 3.0 million users listening to music from the library of more than 100,000 Bengali songs, 1.2 million users using e-health services with access to more than 16,000 doctor consultations, and 680,000 MAUs using online courses with over 45,000 enrollments – for the last twelve months.

Capex in 2Q24 was BDT 2.4 billion; capex intensity over the past 12 months reduced to 12.8% (-15.1 p.p. YoY) as the largest part of the 4G network roll-out was carried out in 2022 and 2023.

Banglalink has made significant investments into its 4G network with its nation-wide expansion strategy, increasing its network footprint by 50% over the last 18 months. It now has over 15,300 sites now actively providing nationwide high-speed 4G connectivity.

In May 2024, Banglalink signed a Memorandum of Understanding with Robi Axiata to explore potentially sharing and optimization of network resources, aiming to expand 4G coverage and enhance network performance.

In 1Q24, Banglalink received one "unified" license from the regulator, and now pays one license fee instead of three separate license fees for each of the technologies.

16

Trading update
Q2 2024

VEON

UZBEKISTAN

Double-digit revenue growth, reached nearly 75% 4G user penetration

UZS million	2Q24	2Q23	YoY	6M24	6M23	YoY
Total revenue	**843,257**	**749,501**	**12.5%**	**1,672,962**	**1,469,430**	**13.9%**
Service revenue	840,705	749,265	12.2%	1,668,746	1,468,849	13.6%
EBITDA	**297,699**	**311,932**	**(4.6%)**	**602,717**	**632,270**	**(4.7%)**
EBITDA margin	35.3%	41.6%	(6.3p.p.)	36.0%	43.0%	(7.0p.p.)
Capex	212,362	325,754	(34.8%)	739,340	413,112	79.0%
Capex intensity	31.1%	22.7%	8.3p.p.			
Customers						
Mobile (mln)	8.1	8.6	(6.1%)			
Digital MAU (mln)	6.0	5.4	10.2%			
Mobile						
Total operating revenue	842,350	749,501	12.4%	1,671,512	1,468,116	13.9%
Service revenue	840,423	749,265	12.2%	1,668,464	1,467,662	13.7%
Data revenue	620,353	517,413	19.9%	1,230,729	1,015,041	21.2%
Data users (mln)	7.3	7.5	(2.8%)			
4G users (mln)	6.0	6.0	0.9%			
4G penetration	74.5%	69.3%	5.1p.p.			
ARPU (UZS)	33,899	29,013	16.8%			
MOU (min)	617	658	(6.2%)			
Data usage (GB/user)	11.3	9.3	20.8%			

Beeline Uzbekistan delivered healthy topline growth of +12.5% YoY, recording its twelfth consecutive quarter of double-digit YoY topline growth, and has reached 75% 4G user penetration.

In 2Q24, total **revenues** increased by 12.5% YoY. This strong operational performance was driven by rising number of 4G user and higher demand for Beeline's data and digital services, which led to growth in ARPU.

EBITDA decreased 4.6% YoY, as Beeline Uzbekistan continued operational investments into AdTech and a one-off reversal of a previously booked accrual in 2Q23. Excluding AdTech investments, additional pressure on EBITDA YoY performance was due to a doubling of electricity tariffs YoY and accelerated network expansion.

In 2Q24, Beeline Uzbekistan had 8.1 million subscribers, while the **4G user base** reached 6.0 million users during the quarter, 0.9% YoY increase. 4G users now account for 74.5% of total customers (+5.1 p.p. YoY). Beeline Uzbekistan customer base in 2Q24 was impacted by optimization measures, as the team focuses on improving mobile ARPU and retaining more valuable customers.

With a strong focus on the execution of its **DO1440** strategy, Beeline Uzbekistan continued offering new digital bundles and tariff plans in 2Q24, building on its portfolio of digital products and services. Supported by higher 4G user penetration and uptake of digital products, Beeline Uzbekistan increased its **multiplay customer base** by 27.3% YoY. Multiplay users now account for 49.5% of the monthly active B2C customer base, driving 32.7% YoY increase in B2C revenues during 2Q24.

The **Beepul** mobile financial services platform serving 290,000 MAUs, saw growing engagement with customers, increasing the average transaction value per user by 80.2% YoY and average value per transaction by 31.7% YoY.

Beeline Uzbekistan is progressively transitioning to a new optimized portfolio of digital products and services. The self-service app **Beeline Uzbekistan**, rated 4.6 on Google Play, recorded 3.4 million MAUs (+14.1%). Entertainment platforms, including **Beeline TV** and **Beeline Music**, accounted for almost 1.1 million MAUs in 2Q24 (+11.8% YoY).

Beeline Uzbekistan's digital-first operator, **OQ**, launched in October 2023 and reached nearly 133,000 MAUs at the end of the quarter. OQ provides integrated digital experiences in entertainment and communication, serving digital natives who use mobile internet extensively to engage with lifestyle services.

Capex was UZS 212.0 billion in 2Q24, with capex intensity of 31.1%. Beeline Uzbekistan accelerated its 4G network rollout in prior periods to meet growing demand in 4G coverage and quality across the country and reported an 17.7% YoY increase in 4G base stations.

17

Trading update Q2 2024 18 On 8 August 2024, VEON will host a conference call with senior management at or around 14:00 CEST (13:00 BST, 8:00 EST). 2Q24 results conference call To register and access the event, please click here or copy and paste this link to the address bar of your browser: https://veon- q2-2024-trading-update.open-exchange.net/. Once registered, you will receive registration confirmation on the email address mentioned during registration with the link to access the webcast and dial-in details to listen to the conference call over the phone. We strongly encourage you to watch the event through the webcast link, but if you prefer to dial in, then please use the dial-in details. Q&A If you want to participate in the Q&A session, we ask that you select the ‘Yes' option on the ‘Will you be asking questions live on the call?’ dropdown. That will bring you to a page where you can join the Q&A room by clicking 'Connect to meeting’. You will be brought into a zoom webinar where you can listen to the presentation and once Q&A begins, if you have a question, please use the ‘raise hand button’ on the bottom of your zoom screen. When it is your turn to speak, the moderator will announce your name as well as sending a message to your screen asking you to confirm you want to talk. Once accepted, please unmute your mic and ask your question. You can also submit your questions prior the event to VEON Investor Relations at ir@veon.com. The conference call replay, the slide presentation and a transcript of the conference call will also be available for download from VEON’s website. CONTACT INFORMATION Investor Relations Faisal Ghori ir@veon.com CONFERENCE CALL INFORMATION

Trading update Q2 2024 19 VEON’s results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards (“IFRS”) and have not been externally audited or reviewed. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity, local currency ("LCY") trends, and ARPU, is defined in Attachment A, and reconciled to the comparable IFRS information in Attachment C. PRESENTATION OF FINANCIAL RESULTS

Trading update Q2 2024 20 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s growth trajectory and ability to generate sufficient cash flow; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations DISCLAIMER AND NOTICE TO READERS

Trading update Q2 2024 21 or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward- looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine, and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

Trading update Q2 2024 22 CONTENT OF THE ATTACHMENTS Attachment A Definitions 23 Attachment B Customers 25 Attachment C Reconciliation tables 25 Attachment D Rates of functional currencies to USD 29 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2024.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/ ATTACHMENTS

Trading update Q2 2024 23 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long- lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalised leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately, either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalised tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalised leases. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as ‘discontinued operations’. LCY trends normalised (growth/decline) is an alternative performance measure that is calculated as local currency trends if excluding extraordinary non-recurring items (“one-offs”) with an absolute amount of USD 5 million or more, such as the impact of the customer retention program following the cyberattack in December 2023 in Ukraine in 1Q24. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”).

Trading update Q2 2024 24 Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalised leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by VEON Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Trading update
Q2 2024
VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
	2Q24	1Q24	QoQ	2Q23	YoY	2Q24	1Q24	QoQ	2Q23	YoY
Ukraine	23.4	23.9	(1.7%)	24.1	(2.8%)	1.1	1.2	(2.9%)	1.1	2.1%
Pakistan	71.4	71.7	(0.5%)	71.2	0.2%					
Kazakhstan	11.4	11.2	1.9%	10.8	5.7%	0.7	0.7	0.0%	0.7	5.6%
Bangladesh	41.3	41.0	0.8%	39.1	5.6%					
Uzbekistan	8.1	8.2	(1.7%)	8.6	(6.1%)					
Kyrgyzstan	1.8	1.8	(4.8%)	1.9	(8.0%)					
Total	157.4	157.8	(0.3%)	155.8	1.0%	1.8	1.9	(1.8%)	1.8	3.4%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA TO PROFIT/(LOSS) FOR THE PERIOD

USD million, unaudited	2Q24	2Q23	6M24	6M23
EBITDA	459	415	845	800
Depreciation	(130)	(132)	(264)	(261)
Amortization	(49)	(51)	(100)	(104)
Impairment (loss)/gain	(1)	7	(2)	11
(Loss)/gain on disposals of non-current assets	(1)	1	(1)	1
Gain/(loss) on disposals of subsidiaries	-	3	-	(0)
Operating profit	278	242	479	447
Financial income and expenses:	(107)	(123)	(227)	(247)
– Including finance income	11	17	22	33
– Including finance expenses	(117)	(140)	(249)	(280)
Net foreign exchange (loss)/gain and others:	(30)	69	9	23
– Including other non-operating gains/(losses)	5	12	20	14
– Including net foreign exchange (loss)/gain	(35)	57	(11)	9
Profit before tax	141	188	261	224
Income tax (expense)/gain	(52)	(40)	(93)	(63)
Profit/(loss) from discontinued operations	-	123	-	470
Profit for the period	89	271	167	631
– Of which profit attributable to non-controlling interest	21	21	42	38
– Of which profit attributable to VEON shareholders	68	251	125	593

RECONCILIATION OF CAPEX

USD million, unaudited	2Q24	2Q23	6M24	6M23
Capex	181	171	306	262
Adding back purchase of licenses	(2)	-	0	7
Difference in timing between accrual and payment for capital expenditures	66	10	150	155
Cash paid for capital expenditures	245	182	457	424

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Q2 2024

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	2Q24	2Q23	YoY change	6M24	6M23	YoY change
EBITDA	459	415	44	845	800	45
Movements in Working Capital	(87)	(36)	(51)	(87)	(62)	(25)
Movements in provisions	20	36	(16)	41	64	(24)
Net tax paid	(79)	(65)	0	(130)	(131)	1
Cash capex	(181)	(152)	(29)	(388)	(302)	(87)
Gain / (loss) on disposal of non-current assets	5	8	(3)	101	11	90
Other movements in operating cash flows	50	(20)	70	10	(4)	14
Unlevered Free Cash Flow	186	186	1	392	377	15
Net interest	(109)	(162)	53	(202)	(248)	46
Equity Free Cash Flow	77	24	54	190	129	60
Lease liabilities payments	(43)	(38)	(4)	(81)	(73)	(8)
License payments	(63)	(29)	(34)	(69)	(123)	54
Equity Free Cash Flow (after lease liabilities and licenses)	(28)	(44)	15	40	(66)	106

Note: Certain comparative amounts have been reclassified to conform to the current period presentation.

RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

2Q24

	Total Revenue				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	9.5%	-	9.5%	(9.0%)	0.4%
Pakistan	24.2%	-	24.2%	3.5%	27.7%
Kazakhstan	18.8%	-	18.8%	0.2%	19.0%
Bangladesh	4.0%	-	4.0%	(6.3%)	(2.3%)
Uzbekistan	12.5%	-	12.5%	(10.9%)	1.6%
Kyrgyzstan	(0.9%)	-	(0.9%)	(0.8%)	(1.7%)
Total	15.1%	-	15.1%	(3.0%)	12.1%

	EBITDA				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	9.8%	-	9.8%	(9.1%)	0.8%
Pakistan	19.6%	-	19.6%	3.3%	23.0%
Kazakhstan	19.5%	-	19.5%	0.3%	19.8%
Bangladesh	2.7%	-	2.7%	(6.1%)	(3.4%)
Uzbekistan	(4.6%)	-	(4.6%)	(9.2%)	(13.8%)
Kyrgyzstan	(18.9%)	-	(18.9%)	(0.6%)	(19.6%)
Total	13.9%	-	13.9%	(3.4%)	10.6%

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Trading update
Q2 2024

6M24

	Total Revenue				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	8.2%	(10.3%)	(2.1%)	(6.4%)	(8.6%)
Pakistan	26.4%	-	26.4%	(2.9%)	23.5%
Kazakhstan	20.0%	-	20.0%	0.7%	20.8%
Bangladesh	4.8%	-	4.8%	(5.1%)	(0.3%)
Uzbekistan	13.9%	-	13.9%	(10.7%)	3.2%
Kyrgyzstan	6.3%	-	6.3%	(2.0%)	4.3%
Total	16.0%	(2.7%)	13.3%	(4.0%)	9.4%

	EBITDA				
	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	9.9%	(17.8%)	(7.9%)	(6.2%)	(14.2%)
Pakistan	23.1%	-	23.1%	(2.6%)	20.5%
Kazakhstan	23.4%	-	23.4%	0.7%	24.1%
Bangladesh	(3.1%)	-	(3.1%)	(4.8%)	(7.9%)
Uzbekistan	(4.7%)	-	(4.7%)	(8.9%)	(13.6%)
Kyrgyzstan	(6.0%)	-	(6.0%)	(1.8%)	(7.8%)
Total	15.8%	(6.1%)	9.7%	(4.1%)	5.6%

RECONCILIATION OF TOTAL REVENUE AND EBITDA IN REPORTED CURRENCY, IN CONSTANT CURRENCY AND IN CONSTANT CURRENCY ADJUSTED FOR ONE-OFFS

6M24

USD, million	Reported	Constant FX	One-offs, constant FX	Constant FX, adjusted for one-offs
Total revenue				
Ukraine	424	454	48	502
Pakistan	668	683		683
Kazakhstan	438	436		436
Bangladesh	282	296		296
Uzbekistan	133	147		147
Kyrgyzstan	27	28		28
HQ and eliminations	(3)	(3)		(3)
Total	1,969	2,040	48	2,088

USD, million	Reported	Constant FX	One-offs, constant FX	Constant FX, adjusted for one-offs
EBITDA				
Ukraine	235	252	49	301
Pakistan	301	308		308
Kazakhstan	243	242		242
Bangladesh	96	101		101
Uzbekistan	48	53		53
Kyrgyzstan	9	10		10
HQ and eliminations	(88)	(88)		(88)
Total	845	878	49	927

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Q2 2024
VEON

RECONCILIATION OF NET DEBT

USD million	30 Jun 2024	31 Mar 2024	31 Dec 2023
Net debt, excluding banking operations in Pakistan	3,237	3,064	2,955
Cash and cash equivalents	862	832	1,902
Deposits in MMBL and JazzCash in Pakistan	(140)	(200)	(165)
Long - term and short-term deposits	2	3	1
Gross debt	3,961	3,699	4,693
Interest accrued related to financial liabilities	69	85	75
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(13)	(8)	(6)
Derivatives not designated as hedges	(0)	(0)	(0)
Derivatives designated as hedges	0	0	1
Other financial liabilities	(0)	(0)	(0)
Total financial liabilities	4,018	3,775	4,762

Certain comparative amounts have been reclassified to conform to the current period presentation. Cash and cash equivalents above include amounts relating to banking operations in Pakistan: USD 140 million as of 30 June 2024, USD 200 million as of 31 March 2024, USD 165 million as of 31 December 2023; excluding these amounts Cash and cash equivalents amount to 722 million as of 30 June 2024. USD 635 million as of 31 March 2024, USD 1,737 million as of 31 December 2023.

EBITDA RECONCILIATION ON COUNTRY LEVEL

2Q24

USD million	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON Consolidated
EBITDA	140	158	125	52	24	4	(44)	459
Less								
Depreciation	(24)	(38)	(22)	(35)	(11)	(3)	3	(130)
Amortization	(11)	(16)	(6)	(15)	(1)	(1)	-	(49)
Impairment loss	(1)		-	-		-	-	(1)
Loss on disposals of non-current assets	-	-	-	-	(1)	-	-	(1)
Gains/(losses) on sale of investments in subsidiaries								-
Operating profit	104	103	97	3	10	-	(41)	278

6M24

USD million	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON Consolidated
EBITDA	235	301	243	96	48	9	(88)	845
Less								
Depreciation	(51)	(76)	(43)	(71)	(20)	(7)	3	(264)
Amortization	(23)	(32)	(12)	(30)	(2)	(1)	(1)	(100)
Impairment loss	(2)	-	-	-		-	-	(2)
Loss on disposals of non-current assets	-	-	-	-	(1)	-	-	(1)
Gains/(losses) on sale of investments in subsidiaries								-
Operating profit	159	193	189	(4)	25	2	(85)	479

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Trading update
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VEON

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	2Q24	2Q23	YoY	2Q24	2Q23	YoY
Ukraine Hryvnia	39.85	36.57	(9.0%)	40.54	36.57	(10.9%)
Pakistan Rupee	278.23	285.90	2.7%	278.37	286.90	3.0%
Kazakhstan Tenge	447.73	448.81	0.2%	471.46	454.13	(3.8%)
Bangladeshi Taka	113.92	107.03	(6.4%)	117.38	108.03	(8.7%)
Uzbekistan Som	12,659.38	11,435.56	(10.7%)	12,555.16	11,488.12	(9.3%)
Kyrgyzstan Som	88.18	87.47	(0.8%)	86.45	87.23	0.9%
Russian Ruble	90.61	80.98	(11.9%)	85.75	87.03	1.5%

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